UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

04008477

February 11, 2004

Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2004

Re: Comcast Corporation
Incoming letter dated December 30, 2003

Dear Mr. Dallas:

This is in response to your letter dated December 30, 2003 concerning the shareholder proposal submitted to Comcast by Daniel C. Wong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Daniel C. Wong
11784 Castle Court
Dublin, CA 94568-2702

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

1166691

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT
650 752 2022

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

December 30, 2003

Re: **Shareholder Proposal Submitted by Daniel C. Wong**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (collectively, the "**2004 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement (the "**Supporting Statement**") received from Daniel C. Wong (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2004 Proxy Materials. The Company has advised us of the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing the proponent of the Company's intention to exclude the proposal from the 2004 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 25, 2004. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

The Proposal recommends that the board of directors base compensation of executives and officers on customer satisfaction surveys. We believe the Proposal may be excluded because the Proponent has not satisfied the eligibility and procedural requirements of Rule 14a-8(b)(1) and because the Proposal is vague and indefinite, and therefore misleading.

1. **Proponent has not satisfied the eligibility and procedural requirements of Rule 14a-8(b)(1)**

Factual Background

By letter dated November 24, 2003, the Company received the Proposal and Supporting Statement from the Proponent. Such letter is attached hereto as Exhibit A.

On December 8, 2003, the Company delivered a letter (the "**Ineligibility Notice**") to the Proponent. The Ineligibility Notice, attached hereto as Exhibit B, indicated that Proponent:

> (i) had not provided proof of ownership of the requisite amount of voting securities of the Company for at least one year by the date the Proposal was submitted; and
>
> (ii) had not provided a written statement indicating intention to hold such voting securities through the date of the annual meeting.

The Ineligibility Notice cited Rule 14a-8(b)(1) and Rule 14a-8(b)(2) as the source of such eligibility requirements. The Ineligibility Notice also advised the Proponent that his response must be postmarked or transmitted electronically to the Company at a specified address no later than 14 days after receiving the Ineligibility Notice.

The Ineligibility Notice was sent via Western Messenger and was delivered on December 8, 2003 to the address provided by Proponent in the Proposal Letter. Western Messenger's confirmation that delivery was made to such address between the hours of 9:32 a.m. and 5:14 p.m. on December 8, 2003 is attached hereto as Exhibit C.

In addition, on December 8, 2003, Sarah Solum of this firm called the number indicated in the Proposal Letter. Ms. Solum left a message on Proponent's voicemail indicating that the Ineligibility Notice would be delivered that day and inviting Proponent to call her with any questions. Ms. Solum has not received a return telephone call.

As of the date of this letter, the Company has not received any written response (written or otherwise) from the Proponent to the Ineligibility Letter.

Proponent does not appear on the records of the transfer agent of the Company as a shareholder.

Basis for Excluding the Proposal.

We are of the opinion that pursuant to Rule 14a-8(f) the Proposal may be omitted from the 2004 Proxy Materials based on Proponent's failure to meet the requirements of Rule 14a-8(b)(1) and Rule 14a-8(b)(2). Rule 14a-8(b)(1) requires that a proponent have held voting securities continuously for one year on the date of submission of a proposal. Proponent failed to provide support (documentary or otherwise) of beneficial ownership of the Company's voting securities as of any date or for any period. Rule 14a-8(b)(2) requires that a proponent provide a written statement of intention to continue to hold securities through the date of the meeting. Proponent failed to provide a written statement of intention to hold voting securities through the date of the Company's 2004 annual meeting.

Rule 14a-8(f) provides that a company may exclude a proposal that fails to follow any of the eligibility or procedural requirements of Rule 14a-8(b) if a company notifies a proponent of a problem within 14 days of receiving the proposal and the proponent fails to send a response to such problem postmarked or transmitted electronically to the company within 14 days of such notice. As described above, Proponent does not appear on the records of the Company's transfer agent as a shareholder of the Company and Proponent has not provided the Company with proof of ownership of any securities of the Company or a statement of intention to hold voting securities through the date of the meeting.

Proponent's failure, after due notice, to demonstrate continuous beneficial ownership of any voting securities of the Company for any period of time and Proponent's failure to supply a written statement of intention to continue to hold securities through the date of the 2004 annual meeting provides the Company with a proper basis under Rule 14a-8(b) and 14a-8(f) to exclude the Proposal from the 2004 Proxy Materials.

The Staff has consistently granted no-action relief with respect to the exclusion of a proposal when a proponent fails to supply documentary support regarding the ownership requirement within 14 days of receipt of a company's request. See, e.g., Tellular Corporation (December 6, 2003), JDS Uniphase (July 18, 2003) and Pittston Company (February 24, 1999). Accordingly, the Company intends to exclude the Proposal from the 2004 Proxy Materials.

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2004 Proxy Materials.

2. **The Proposal may be excluded under Rule 14a-8(i)(3) as vague and indefinite, and therefore misleading.**

The Proposal relates to executive compensation, an investor concern that is often seen in the headlines and frequently the focus of shareholder proposals. Shareholder proposals focused on executive compensation often withstand challenges posed by companies seeking to exclude such proposals. Indeed, in Staff Legal Bulletin No. 14A (July 12, 2002), the Staff publicly acknowledged the "widespread public debate" concerning executive and other employee compensation, particularly in the area of equity compensation plans, and announced a modification of shareholder proposals in this area, eliminating the ordinary business exception under Rule 14a-8(i)(7) as a basis for excluding certain types of proposals in this area. In keeping with this approach, the Staff continues to reject companies' no-action requests to exclude shareholder proposals relating to executive compensation. See, e.g., The Bear Stearns Companies Inc. (December 27, 2002)(in response to a proposal requesting that all future stock options be performance based, the Staff was unable to concur that the proposal could be excluded based as an ordinary business matter under Rule 14a-8(i)(7)).

Despite heightened scrutiny of executive compensation and the Staff's acknowledgment of shareholder concerns in this area, the Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading. Vague and indefinite proposals are excludable if neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. See, e.g., Philadelphia Electric Company (July 30, 1992)(permitting omission of a proposal regarding creation of a committee of shareholders because "the proposal is so inherently vague and indefinite" that neither the shareholders nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX corporation (January 12, 1990)(permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

Even in the sensitive area of executive compensation, the SEC has continued to permit the exclusion of vague and indefinite proposals. In January 2003, the Staff concurred with General Electric's view that a proposal seeking to cap individual "salaries and benefits" at "one million dollars for GE officers and directors" was excludable as vague and indefinite. See General Electric (January 23, 2003). Although the proposal placed a specific dollar limit on executive compensation, it failed to define benefits, failed to express whether the limit applied to cash compensation, equity compensation, perquisites or otherwise and failed to express a timeframe over which to measure compensation. Similarly, the Staff concurred with Eastman Kodak's intention to exclude a proposal as vague and indefinite that called for "the Top Salary be 'capped' at $1,000,000.00". See Eastman Kodak Company (March 3, 2003).

The Proposal at hand, which relates to executive compensation, is similar to the General Electric proposal in that it fails "to define critical terms or otherwise provide guidance on how it should be implemented". See General Electric (January 23, 2003). In calling for a "significant portion" of the "annual compensation" of executives and officers of the Company to be "based on customer service satisfaction survey(s)", the Proposal is even less definitive than the General Electric proposal, which placed a cap of exactly $1,000,000 on executive compensation. The Proposal states that compensation should be based on customer service satisfaction surveys prepared by unnamed "independent observers" but leaves shareholders to their own imagination in terms of how these surveys would be used to determine executive compensation.

The Supporting Statement does little to aid shareholders in their understanding of what result would follow if this proposal were implemented. Proponent's agenda seems to be related more to lessening "customer acquisition expenses" and furthering "cross-selling activities" than to defining usable parameters for determining executive compensation.

In short, the Proposal is exactly the type of vague mandate that the Staff has indicated may be properly omitted from proxy materials. The Proposal lacks any specifics on how executive compensation should be linked to customer service satisfaction and gives no clear indication of what actions or measures the Proponent wants the Company to cease, or to commence. As a result, shareholders who are voting on this proposal may envision very different things. We believe the Proposal may therefore be excluded due to its vague, indefinite and inherently misleading nature.

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2004 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2022, or Arthur Block, the

Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7794, if we may be of any further assistance in this matter.

Very truly yours,

Bruce K. Dallas

cc: Daniel C. Wong, CFA

Arthur R. Block
Comcast Corporation

Sarah K. Solum
Davis Polk & Wardwell

EXHIBIT A

Daniel Wong, CFA
11784 Castle Court
Dublin, California 94568-2702

November 24, 2003

Arthur R. Block
Senior Vice President
General Counsel and Secretary
COMCAST
1500 Market Street
Philadelphia, Pennsylvania 19102-2148

Dear Mr. Block:

As a concerned shareholder, I am writing to propose a measure for inclusion in Comcast's 2004 proxy statement. The text is as follows:

This is to recommend to our board of directors that a significant portion, as determined by our board of directors, of the annual compensation of the executives and officers of our company be based on customer service satisfaction survey(s) as conducted by an independent observer(s) of our board of directors selection. The results of the survey(s) and the impact on compensation will be reported to shareholders in the annual proxy statement.

Supporting Statement: With the convergence of entertainment, telecommunications, and information technology, we recognize that substantial cross-selling opportunities exist. In order to further capitalize on our existing customer base, customer satisfaction is paramount. Furthermore, we also recognize that satisfied customers are less likely to defect and with a more customer-oriented focus our company will likely be able to lessen our customer acquisition expenses.

Thank you for your attention to this matter. Should you need to contact me by phone my number is 415-699-0634.

Sincerely,

Daniel C. Wong

Daniel C. Wong, CFA

EXHIBIT B

Comcast

Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148
215.665.1700 Tel
215.981.7790 Fax
www.comcast.com

December 8, 2003
ablock@comcast.com

Re: **Comcast Corporation–Shareholder Proposal**

Daniel Wong, CFA
11784 Castle Court
Dublin, CA 94568-2702

Dear Mr. Wong:

Comcast Corporation (**"Comcast"**) received your letter dated November 24, 2003, regarding your proposal that compensation of executives and officers be based on customer service satisfaction surveys.

This will constitute notice under paragraph (f) of Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (**"Rule 14a-8"**) that your proposal is deficient under Rule 14a-8 due to the following reasons:

Eligibility

- You must prove that you own the requisite amount of voting securities of Comcast and that you continuously held such securities for at least one year by the date you submitted your proposal. See Rule 14a-8(b)(1)-(2) for a description of the ownership requirements and ways to prove your eligibility.

- You must provide a written statement that you intend to continue to hold the securities through the date of the annual meeting. See Rule 14a-8(b)(2) for this requirement.

Your response must be postmarked or transmitted electronically to the address listed at the top of this letter no later than 14 days after receiving this letter. If, by such deadline, you have not responded or if you have failed to cure the deficiencies under Rule 14a-8 noted in this letter, Comcast will exclude your proposal from its proxy materials for the 2004 annual meeting of Comcast shareholders as permitted by Rule 14a-8(f). Please note that Comcast is also evaluating whether your proposal may be excluded on substantive grounds.

Thank you for your interest in Comcast.

Very truly yours,

Arthur R. Block

EXHIBIT C

T-416 P.002/002 F-873

Wong

WESTERN MESSENGER

ENTIRE BAY AREA COVERAGE • 24 HOURS • 7 DAYS

Start 9:32
end 5:14

Q's [1]

NAME: Mark Springer
MESSENGER: 653
DAY: Mon
DATE: 12/8/03

SAN FRANCISCO	415-487-4100
SAN MATEO	650-574-4400
EAST BAY	510-849-4100
EAST BAY	925-691-7500
SOUTH BAY	800-484-6438

75 Columbia Square, San Francisco, CA 94103
Fax 415-522-1847

LIMITS OF LIABILITY

In consideration of the rate charged, it is agreed that the value of this shipment whether consisting of one or more packages, it is not more than $50.00, and liability of Western Messenger Service, Inc. for loss of damage, irrespective of the cause of such loss or damage, including negligence is limited to $50.00, unless a greater value is declared and an increase charge based upon such greater valuation is paid. For each $100.00 of value or fraction thereof in excess of $100.00 per shipment an extra charge of $1.00 will be made. Further, to give Western Messenger Service, Inc. opportunity to protect shipments of high value items, it is agreed that no shipment of such high value will be made through Western Messenger Service, Inc. without first declaring such items at the time call for service is made. Shipper's failure to notify Western Messenger Service, Inc. shall relieve Western Messenger, Inc. from ALL liability for loss of damage of such high value items, irrespective of the cause of such loss or damage, including negligence. The same limitations of liability based on declared value, as hereinabove stated, shall Western Messenger Service, Inc. will not be liable for loss or damage caused by delay or improperly packed or improperly labeled shipments. Claims regarding loss or damage, of any kind, must be made in writing fifteen (15) days of delivery of shipment to Western Messenger Service, Inc. Claims not made within fifteen (15) days shall be deemed waived by the shipper.

PICKUP / ADDRESS	IN / TIME / OUT — PKGS. / LBS. / WAITING TIME	PRINT NAME / SIGNATURE	DELIVER / ADDRESS / ROOM/FL#
PICKUP: Davis (Debbie x1242) ADDRESS: 1600 E. Camino	IN 11:06 OUT 12:15 — PKGS. 1 LBS. — WAITING TIME —	PRINT NAME: 4 Left by SIGNATURE: X door X	DELIVER: (Res.) D. Wong (Out) ADDRESS: 11784 Castle Ct.
PICKUP ADDRESS	IN TIME OUT — PKGS. LBS. WAITING TIME	PRINT NAME 11 SIGNATURE X	DELIVER ADDRESS ROOM/FL#
PICKUP ADDRESS	IN TIME OUT — PKGS. LBS. WAITING TIME	PRINT NAME 12 SIGNATURE X	DELIVER ADDRESS ROOM/FL#
PICKUP ADDRESS	IN TIME OUT — PKGS. LBS. WAITING TIME	PRINT NAME 13 SIGNATURE X	DELIVER ADDRESS ROOM/FL#

THANK YOU FOR USING WESTERN MESSENGER.

Dec-16-03 11:48am From-

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated December 30, 2003

The proposal recommends to the board of directors that a significant portion, as determined by the board of directors, of annual compensation of the executives and officers of the company be based on customer service satisfaction surveys as conducted by independent observers of the board of director's selection.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Comcast failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Comcast's request for additional information from the proponent. Accordingly, unless the proponent provides Comcast with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Comcast may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Comcast may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Anne Nguyen
Attorney-Advisor